Mail Stop 4561

January 3, 2008

Christopher C. Jurey
Chief Financial Officer
Northwest Bancorporation, Inc.
421 W. Riverside
Spokane, WA 99201

       Re: **Northwest Bancorporation, Inc.**
                Form 10-KSB for Fiscal Year Ended
                December 31, 2006
                Response filed December 21, 2007
                File No. 0-24151

Dear Mr. Jurey:

We have reviewed your response letter dated December 21, 2007 and have the following comments.

Form 10-KSB for the Fiscal Year ended December 31, 2006

General

1. We note your response to comment 1 of our letter dated December 4, 2007. Please include the information included in Appendix A of your response letter dated December 21, 2007 in your amended Form 10-KSB along with the parent company financial statements and signed audit opinion.

Financial Statements, page 28

Segments

2. We have read your response to comment 5 of our letter dated December 4, 2007. You have not specifically addressed whether your mortgage banking activities qualify for segment reporting based on the conditions of paragraph 18 of SFAS 131. Please provide us with your quantitative analysis of the conditions specified therein.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your

Mr. Jurey
Northwest Bancorporation, Inc.
January 3, 2008
Page 2

response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

      Sincerely,

      John P. Nolan
      Accounting Branch Chief